UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the convening notice for the Extraordinary General Meeting (the “Meeting”) of Evaxion Biotech A/S (the “Company”), to be held on Wednesday, July 7, 2021 at 6:00 pm (CEST).

Furnished as Exhibit 99.2 to this Report on Form 6-K is the Company’s Articles of Association as proposed to be amended at the Meeting.

Furnished as Exhibit 99.3 to this Report on Form 6-K is the form of Proxy for the Company’s Extraordinary General Meeting.

Exhibits

Exhibit
No.	Description
99.1	Convening Notice to Shareholders for Extraordinary General Meeting
99.2	Proposed Articles of Association, as amended
99.3	Proxy for Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: June 23, 2021	By:	/s/ Glenn S. Vraniak
Glenn S. Vraniak
Chief Financial Officer